Samsara Luggage, Inc.

6 Broadway, Suite 934,

New York, NY 10004

Via EDGAR

August 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Valeria Franks and Rufus Decker

Re:	Samsara Luggage, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended March 31, 2024

File No. 000-54649

Dear Mrs. Franks and Mr. Decker:

I write on behalf of Samsara Luggage, Inc. (the “Company”) in response to the letter of August 16, 2024, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced File No. 000-54649.

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for Fiscal Year Ended December 31, 2023 Item 9A. Controls and Procedures, page 51

1.	Please revise to provide the report of management on your internal control over financial reporting as required by Item 308(a) of Regulation S-K. Also, if you believe your internal control over financial reporting was effective at December 31, 2023, tell us how you were able to reach this conclusion given:

●	the missing internal control over financial reporting disclosures highlighted above, and

●	the potential for a lack of segregation of duties due to your limited number of employees, two directors and one officer (with that same officer serving in multiple roles, including being one of your two directors, your principal executive officer and your principal financial officer).

If you continue to believe your disclosure controls and procedures were effective at December 31, 2023 or March 31, 2024, please also tell us how you were able to reach these conclusions, given:

●	the items mentioned above,

August 30, 2024

●	the comment below on your accounting for the transaction in your March 31, 2024 Form 10-Q,

●	the late filing of your March 31, 2024 Form 10-Q, and

●	not appearing to file a Form 8-K/A with the separate audited historical financial statements for Emergency Response Technologies.

Finally, please file a Form 8-K/A with the separate audited historical financial statements for Emergency Response Technologies, management’s discussion and analysis for Emergency Response Technologies and revised pro forma information, as applicable.

In Response to This Comment:

The Company filed a Form 8-K/A on May 3, 2024, with separate historic financial statements for Emergency Response Technologies: https://www.sec.gov/ix?doc=/Archives/edgar/data/1530163/000121390024039539/ea0205242-8ka1_samsara.htm

We also note that the Emergency Response Technologies (ERT) entities have been subject to audit and included in the consolidated financial statements filed by ILUS with the SEC for the years ended December 31, 2023, and 2022. ILUS Form 10-K for the years ended December 31, 2023, and 2022 filed on May 1, 2024, includes the accounts of the ERT entities with footnote disclosures and management’s discussion and analysis specific to this operating segment.

https://www.sec.gov/Archives/edgar/data/1496383/000121390024038595/ea0203891-10k_ilustrato.htm

In Response to This Comment:

We plan to file an amended Form 10-K revising Item 9A. as follows:

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and President, evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer concluded that the Company’s disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our principal executive officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. Our management’s evaluation of our internal control over financial reporting was based on the framework in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of December 31, 2023, our internal control over financial reporting was not effective.

August 30, 2024

The ineffectiveness of our internal control over financial reporting was due to the following material weaknesses which we identified in our internal control over financial reporting:

(1)	a lack of multiple levels of management review on complex accounting and financial reporting issues and business transactions,

(2)	a lack of adequate segregation of duties and necessary corporate accounting resources in our financial reporting process and accounting functions as a result of our limited resources to support hiring of personal and implementation of accounting systems, and

(3)	lack of entity level controls due to ineffective board of directors and no audit committee.

Further, to address these material weaknesses, we have changed our independent registered public accounting firm and have engaged a financial reporting expert as a consultant to assist us with our financial reporting and SEC filings. We also continued enhancing our internal accounting resources.

Form 10-Q for Fiscal Quarter Ended March 31, 2024

Note 5. Non-Current Assets, page F-11

2.	Please tell us your consideration of the Transactions Between Entities Under Common Control provisions of ASC 805-50 in accounting for the transaction involving Samsara and Emergency Response Technologies. Also, tell us in detail the GAAP literature you relied upon and explain your GAAP basis for recording Emergency Response Technologies at fair value, rather than carrying value, in your March 31, 2024 interim financial statements.

In Response to This Comment:

Background and History

Ilustrato Pictures International Inc. (“ILUS”) was incorporated in Nevada on April 27, 2010. ILUS is a publicly traded company listed on the over the counter (“OTC”) markets. Effective January 3, 2024, ILUS became the Parent of SAML.

On January 3, 2024, ILUS acquired a convertible note in Samsara Luggage Inc. (“SAML”) from YAII PN, LTD with outstanding principal and accrued interest of $600,685 in the Company. On January 5, 2024, the Company reissued a convertible note to ILUS who on the same day converted the note into 150,753,425 shares of common stock in the Company pursuant to the terms of said exchange note. As a result of such conversion, ILUS acquired control of 91.5% of the outstanding shares in SAML as of January 5, 2024, and became SAML’s Parent.

On February 23, 2024, ILUS entered into a stock purchase agreement with Samsara Luggage Inc., and sold all of its equity interests in seven companies owned by the Company:

●	Firebug Mechanical Equipment LLC

●	Georgia Fire & Rescue Supply LLC

●	Bright Concept Detection and Protection System LLC

●	Bull Head Products Inc

●	E-Raptor

●	The Vehicle Converters

●	Emergency Response Technologies, Inc.

●	AL Shola Al Modea Safety and Security LLC, the only entity in which the Company does not own 100% but only 51% of the membership interests.

The above entities are collectively referred to as Emergency Response Technologies (“ERT”).

The consideration for the sale of the equity interests in the foregoing companies was paid by SAML by the issuance of 350,000 restricted shares of Series B stock of SAML convertible into 350,000,000 common stock and further milestone payment/s should applicable performance targets referenced be met.

August 30, 2024

Since ILUS held a controlling interest in SAML prior to ERT being transferred to SAML and ILUS controlled ERT prior to the transfer, this would constitute a transaction between entities under common control. This is predicated on the fact that control over ERT transferred from ILUS to SAML; however, ILUS still indirectly holds a controlling interest in ERT due to its controlling ownership of SAML.

We have reviewed the guidance stated in the comment letter which is summarized below:

805-50-15-5

Transactions between entities under common control subsections apply to all entities.

805-50-15-6

Provides several examples of transactions between entities under common control which applies to combinations between entities or businesses under common control. While the guidance did not include an example that fit our specific fact pattern it did include the following:

805-15-6 (c)

1.	A parent transfers its controlling interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.

The above example is very consistent with our fact pattern; however, ILUS owned 100% of all but one of the entities transferred to SAML. Based on our fact pattern, the stock purchase agreement between ILUS and SAML in which ILUS sold all its equity interests in seven companies controlled by ILUS would constitute a transaction between entities under common control. Based on this conclusion, we have reviewed further guidance to determine the proper accounting.

805-50-30-5

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

Any difference between any proceeds transferred and the carrying amounts of the net assets received is recognized in additional paid-in capital in the receiving entity’s separate financial statements.

We plan to amend our Form 10-Q for the three months ended March 31, 2024, to remove the increase in investments, goodwill, and equity that were previously reflected in the March 31, 2024, financial statements related to this transaction which based on the fair value of the 350,000 restricted shares of Series B stock of SAML issued to ILUS. This will also remove the Note 5 disclosure from the Form 10-Q. The Series B stock issued to ILUS will be reflected at par value within equity due to the common control nature of this transaction.

Sincerely,

/s/ John-Paul Backwell

John-Paul Backwell

Chief Executive Officer and Director

Samsara Luggage, Inc.

6 Broadway, Suite 934

New York, NY 10004